UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34820

KKR Group Co. Inc.
(Exact name of registrant as specified in its charter)

30 Hudson Yards
New York, New York 10001
(212) 750-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of KKR Group Co. Inc.
6.00% Series C Mandatory Convertible Preferred Stock, par value $0.01 per share, of KKR Group Co. Inc.
KKR Group Co. Inc.’s Guarantee of 4.625% Subordinated Notes due 2061 of KKR Group Finance Co. IX LLC
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share, of KKR Group Co. Inc.: one*
6.00% Series C Mandatory Convertible Preferred Stock, par value $0.01 per share, of KKR Group Co. Inc.: none*
KKR Group Co. Inc.’s Guarantee of 4.625% Subordinated Notes due 2061 of KKR Group Finance Co. IX LLC: none*

* On May 31, 2022, KKR Group Co. Inc. (formerly KKR & Co. Inc.), a Delaware corporation (“Old Pubco”), completed a holding company reorganization in accordance with Section 251(g) of the General Corporation Law of the State of Delaware, and the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 31, 2022, among Old Pubco, KKR & Co. Inc. (formerly KKR Aubergine Inc.), a Delaware corporation (“New Pubco”), and KKR Aubergine Merger Sub II LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of New Pubco (“Merger Sub II”), pursuant to which Merger Sub II merged with and into Old Pubco (the “Merger”), with Old Pubco surviving as a direct, wholly-owned subsidiary of New Pubco. New Pubco changed its name to “KKR & Co. Inc.” and Old Pubco changed its name to “KKR Group Co. Inc.” In connection with the Merger, (i) each share of common stock, $0.01 par value per share, of Old Pubco outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) was converted automatically into one validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share, of New Pubco, (ii) each share of Series C Mandatory Convertible Preferred Stock, $0.01 par value per share, of Old Pubco outstanding immediately prior to the Merger Effective Time was converted automatically into one validly issued, fully paid and non-assessable share of Series C Mandatory Convertible Preferred Stock, $0.01 par value per share, of New Pubco, and (iii) the sole share of Series I Preferred Stock, $0.01 par value per share, of Old Pubco outstanding immediately prior to the Merger Effective Time was converted into one validly issued, fully paid and non-assessable share of Series I Preferred Stock, $0.01 par value, of New Pubco, in each case having the same designations, rights, powers, and preferences, and the qualifications, limitations, and restrictions as the corresponding class and series of capital stock so converted. Immediately prior to the Merger Effective Time, all outstanding shares of Series II Preferred Stock, $0.01 par value, of Old Pubco were cancelled and extinguished for no consideration. In connection with the Merger, Old Pubco’s guarantee of 4.625% Subordinated Notes due 2061 of KKR Group Finance Co. IX LLC (the “Subordinated Notes”) was terminated and replaced by New Pubco’s guarantee of the Subordinated Notes. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Pubco and does not affect the reporting obligations of New Pubco, which is the successor registrant to Old Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, KKR & Co. Inc. (formerly KKR Aubergine Inc.), as successor registrant to KKR Group Co. Inc. (formerly KKR & Co. Inc.), has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 13, 2022

KKR & CO. INC. (in its capacity as successor registrant to KKR Group Co. Inc.)

	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Assistant Secretary